MEMORANDUM
TO:	DeCarlo McLaren Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President and Associate General Counsel Jackson National Asset Management, LLC
DATE:	December 31, 2020
SUBJECT:
Responses to comments to the proxy statement filed as PRE14A on December 15, 2020 (the “Proxy Statement”) for the JNL Series Trust (File Nos: 033-87244 and 811-08894) and the JNL Investors Series Trust (File Nos: 333-43300 and 811-10041) (together, the “Registrants”)

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Proxy Statement received via telephone on December 24, 2020. Capitalized terms used herein have the same meaning as in the Proxy Statement.

Each Registrant understands that it is responsible for the accuracy or inaccuracy of the Proxy Statement notwithstanding any action or inaction on the part of the Commission Staff.

The comments are set forth below in italics, with responses immediately following.

1.	Please remove all brackets and fill in all blank items before the final Proxy Statement is filed.

RESPONSE: The Registrants confirm that all brackets will be removed and that the information for all blank items will be included in the final Proxy Statement.

2.
On page 9 of the Proxy Statement, please consider adding more question headings to this section. For example, “Who is asking for your Vote?”, “Who is eligible to vote?”, “Why are you being asked to vote?”, and “Why is this change being proposed?”

RESPONSE: The Registrants have updated the disclosure accordingly.

3.
On page 9 of the Proxy Statement, please clarify if the joint special meeting of shareholders will be held in the offices of Jackson National Life Insurance Company or remotely due to COVID-19 restrictions.

RESPONSE: The Registrants have updated the Proxy Statement to include the following language:

“Due to the COVID-19 pandemic, Shareholders who attend the Meeting will be required to practice social distancing and to abide by all state and local restrictions. Multiple conferences rooms may be used, as applicable, depending on the number of attendees and a dial in number will be provided. Each room is subject to frequent cleanings.”

4.
On page 9 of the Proxy Statement, Proposals 1, 2, and 3, contain more than one approval item. Please create new, separate proposals for each item relating to the approval of the future agreements and make the corresponding updates to the proxy cards. Additionally, please supplementally provide the legal basis for the new, separate proposals.

RESPONSE: The Registrants have updated the Proxy Statement and the proxy cards to reflect three new separate proposals. The legal basis for these three new proposals is the expected change of control in Jackson National Asset Management’s (JNAM’s) ultimate parent and, therefore also in JNAM and its affiliates. As a result of events described in the Proxy Statement, certain contracts described therein could terminate and new contracts would require a shareholder vote, which is what Registrations have disclosed and are requesting shareholders to consider.

5.	On page 11 of the Proxy Statement, please disclose the treatment and effect of broker non-votes under applicable state law as well as fund governance documents.

RESPONSE: All of the shareholder accounts are held through the variable products and are not subject to broker non-votes. As such, the Registrants have not updated or supplemented this section of the Proxy Statement.

6.
On page 13 of the Proxy Statement, in the “Impact of the Separation Plan” section, please list the considerations being contemplated in Prudential plc’s decision to divest all or substantially all of its interest in Jackson Financial Inc. (“JFI”) and the impact to shareholders.

RESPONSE: Prudential plc’s decision to divest its ownership stake in JFI is likely to be based on factors such as market conditions, terms of divestiture, and other considerations keeping in mind the best interest of shareholders and customers. As the Proxy Statement indicates, future sales would be subject to review by and oversight of the Registrants’ Board of Trustees.

7.	On page 17, of the Proxy Statement, in the “Information Concerning JNAM, the Funds’ Adviser” section, please include the rate of compensation of the investment adviser.

RESPONSE: The Registrants note that the following language has been included in the “Information Regarding the Proposed Advisory Agreements with JNAM” section (which follows the “Information Concerning JNAM, the Funds’ Adviser” section), and, therefore, respectfully declines this comment.

“No changes to the fee schedules for the Funds are proposed in connection with the Proposed Advisory Agreements. Appendix A includes the investment advisory fee schedules for each Fund.”

8.
On page 19, of the Proxy Statement, please consider including a brief explanation of the impact of the pandemic as it relates the disclosure in the following sentence, “Currently, advisory agreements may be approved at a meeting held via videoconference in reliance on an exemptive order issued by the SEC on June 19, 2020 in the wake of the COVID-19 pandemic.”

RESPONSE: The Registrants have added the following language:

“The impacts of COVID-19 may delay or prevent funds and advisers operating in affected areas from meeting certain regulatory obligations due to restrictions on large gatherings, travel and access to facilities, the potential limited availability of personnel and similar disruptions. The exemptive relief provided by the order is designed to enable funds and advisers to meet their regulatory obligations and to continue their operations, while recognizing that there may be temporary disruptions outside of their control resulting from the COVID-19 pandemic.”

9.
On page 23 of the Proxy Statement, in the second paragraph from the top of the page, please reference the new, separate proposal for the approval of the future contracts, please supplementally provide the legal basis for the new, separate proposal.

RESPONSE: The legal basis for the new proposal is set forth in response to comment 4 above.

10.
On page 26 of the Proxy Statement, in the “Board of Trustees’ Evaluation” section, please disclose whether the Board considered any adverse factors that weighed against the approval of the new advisory agreement.

RESPONSE: The Board received a considerable amount of information from JNAM and Jackson executives and considered all of the information provided. The Board did not identify specifically any factors weighing for or against the proposals, but considered the totality of the information provided.

It is the Registrants’ intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File